FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
the Securities Exchange Act of 1934

For the month of October 2003

WAVECOM S.A.

12, boulevard Garibaldi
F-92442 Issy-Les-Moulineaux Cedex, France
Tel:  00 33 1 46 29 08 00
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

Form 20-F ☒	Form 40-F ☐

[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.]

Yes ☐	No ☒

[If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-     .]

UNAUDITED CONDENSED CONSOLIDATED
FINANCIAL STATEMENTS

and

OPERATING AND FINANCIAL REVIEW

For the six months ended June 30, 2003

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Three months ended June 30,
	2002	2003
	Euro	Euro
Revenues :
Product sales	135,752	69,070
Technology development and other services	264	869
	136,016	69,939
Cost of revenues :
Product sales	96,112	44,016
Technology development and other services	712	548
	96,824	44,564
Gross profit	39,192	25,375
Operating expenses :
Research and development	14,925	16,490
Sales and marketing	5,166	8,668
General and administrative	5,984	9,599
Amortization of deferred stock-based compensation	428	—
Total operating expenses	26,503	34,757
Operating income (loss)	12,689	(9,382)
Interest income, net	689	694
Foreign exchange loss, net	(8,415)	(245)
Total financial income (loss)	(7,726)	449
Income (loss) before minority interests and income taxes	4,963	(8,933)
Minority interests (benefit)	(46)	(232)
Income (loss) before income taxes	5,009	(8,701)
Income tax expense (benefit)	(741)	(2,168)
Net income (loss)	5,750	(6,533)

Basic net income (loss) per share	0.39	(0.43)
Diluted net income (loss) per share	0.37	(0.43)

Number of shares used for computing :
- basic net income (loss) per share	14,903,600	15,170,367
- diluted net income (loss) per share	15,493,759	15,170,367

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS

(in thousands, except per share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31, 2002	Six months ended June 30,
		2002	2003
	Euro	Euro	Euro

Revenues :
Product sales	549,543	244,110	156,250
Technology development and other services	1,546	526	1,675
	551,089	244,636	157,925
Cost of revenues :
Product sales	371,919	175,570	101,234
Technology development and other services	4,709	1,841	1,903
	376,628	177,411	103,137
Gross profit	174,461	67,225	54,788
Operating expenses :
Research and development	64,093	27,597	33,201
Sales and marketing	26,600	9,072	17,920
General and administrative	26,163	10,720	18,249
Amortization of deferred stock-based compensation	1,587	855	205
Total operating expenses	118,443	48,244	69,575
Operating income (loss)	56,018	18,981	(14,787)
Interest income, net	3,159	1,217	1,547
Foreign exchange loss, net	(10,857)	(8,130)	(1,167)
Total financial income (loss)	(7,698)	(6,913)	380
Income (loss) before minority interests and income taxes	48,320	12,068	(14,407)
Minority interests (benefit)	(323)	(53)	56
Income (loss) before income taxes	48,643	12,121	(14,463)
Income tax expense (benefit)	6,556	(1,431)	(3,839)
Net income (loss)	42,087	13,552	(10,624)

Basic net income (loss) per share	2.82	0.91	(0.70)
Diluted net income (loss) per share	2.74	0.88	(0.70)

Number of shares used for computing :
- basic net income (loss) per share	14,943,048	14,872,620	15,146,497
- diluted net income (loss) per share	15,348,985	15,457,452	15,146,497

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS

(in thousands, except share data)

Prepared in accordance with U.S. generally accepted accounting principles.

	At December 31, 2002	At June 30, 2003
	Euro	Euro
ASSETS

Current assets :
Cash and cash equivalents	119,416	110,783
Short-term investments	15,112	20,103
Accounts receivable, net	85,921	43,980
Inventory, net	30,205	14,927
Value added tax recoverable	6,430	4,099
Prepaid expenses and other current assets	9,335	10,504
Advance tax payments and recoverable tax assets	—	11,655
Deferred tax assets	3,889	3,305
Total current assets	270,308	219,356

Property and equipment, net	29,624	30,299
Goodwill, net	4,807	4,406
Long-term investments	14,152	14,340
Other assets	5,102	9,943
Deferred tax assets	8,041	8,558
Total assets	332,034	286,902

LIABILITIES AND SHAREHOLDERS’ EQUITY

Current liabilities :
Accounts payable	99,937	69,624
Accrued compensation	10,488	9,043
Other accrued expenses	36,367	41,732
Current portion of capitalized lease obligations	214	855
Deferred revenue and advances received from customers	4,100	4,868
Income tax payable	13,605	2,363
Other liabilities	179	689
Total current liabilities	164,890	129,174

Long-term portion of capitalized lease obligations	287	777
Other long-term liabilities	—	2,500
Total long-term liabilities	287	3,277

Minority interests	38	93

Shareholders’ equity :
Shares, Euro 1 nominal value, 15 215 072 shares issued and outstanding at June 30, 2003 (15 107 890 at December 31, 2002)	15,108	15,215
Treasury stock (156 345 shares in treasury at June 30, 2003)	—	(1,312)
Additional paid-in capital	135,954	136,242
Deferred compensation	(975)	(619)
Retained earnings	16,416	5,792
Other comprehensive income	—	1,347
Cumulative translation adjustment	316	(2,307)
Total shareholders’ equity	166,819	154,358
Total liabilities and shareholders’ equity	332,034	286,902

See notes to unaudited condensed financial statements

WAVECOM S.A.

UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF CASH FLOWS

(in thousands)

Prepared in accordance with U.S. generally accepted accounting principles.

	Year ended December 31, 2002	Six months ended June 30,
		2002	2003
	Euro	Euro	Euro

Cash flows from operating activities :
Net income (loss)	42,087	13,552	(10,624)
Adjustments to reconcile net income (loss) to net cash provided by operating activities :
Depreciation and amortization of property and equipment	13,373	4,181	7,055
Amortization of deferred stock-based compensation	2,200	1,188	356
Minority interests	(323)	(53)	56
Deferred taxes	(11,931)	—	68
Net increase (decrease) in cash from working capital items	(3,539)	(13,638)	10,230
Net cash provided by operating activities	41,867	5,230	7,141
Cash flows from investing activities :
Acquisition of short-term investments	(12,104)	(110)	(4,990)
Disposal (acquisition) of long term investments	(10,676)	37	(188)
Purchases of property and equipment	(27,307)	(12,629)	(6,384)
Proceeds from sale of property and equipment	177	137	23
Net cash used by investing activities	(49,910)	(12,565)	(11,539)
Cash flows from financing activities :
Repayment of loans	(488)	(407)	—
Principal payments on capital lease obligations	(237)	(137)	(368)
Purchases of treasury stock	—	—	(1,312)
Exercise of stock options and founders’ warrants	1,054	483	395
Net cash used by financing activities	329	(61)	(1,285)
Effect of exchange rate changes on cash and cash equivalents	(1,842)	(1,331)	(2,950)
Net decrease in cash and cash equivalents	(9,556)	(8,727)	(8,633)
Cash and cash equivalents, beginning of period	128,972	128,972	119,416
Cash and cash equivalents, end of period	119,416	120,245	110,783

See notes to unaudited condensed financial statements

UNAUDITED CONDENSED CONSOLIDATED

STATEMENT OF CHANGES IN SHAREHOLDERS’ EQUITY

(in thousands of euro, except share data)

Prepared in accordance with U.S. generally accepted accounting principles

			Treasury stock	Additional paid in capital	Deferred Compensation	Retained Earnings (Deficit)	Accumulated Other Comprehensive Income	Total Shareholders’ Equity

	Shares
	Number	Amount
		Euro	Euro	Euro	Euro	Euro	Euro	Euro

Balance at December 31, 2002	15 107 890	15,108	—	135,954	(975)	16,416	316	166,819
Purchase of treasury stock			€(1,312)					(1,312)
Amortization of deferred compensation					356			356
Issuance of shares in connection with the exercise of founders’ warrants and options	107 182	107		288				395
Comprehensive income (loss):
Net loss						(10,624)		(10,624)
Other							1,347	1,347
Foreign currency translation							(2,623)	(2,623)
Total comprehensive income (loss)						(10,624)	(1,276)	(11,900)
Balance at June 30, 2003	15 215 072	15,215	(1,312)	136,242	(619)	5,792	(960)	154,358

See notes to unaudited condensed financial statements

NOTES TO UNAUDITED CONDENSED CONSOLIDATED

FINANCIAL STATEMENTS

1. Summary of significant accounting policies

Basis of presentation

The accompanying unaudited condensed consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States for interim financial information. Accordingly, they do not include all of the information and footnotes required by generally accepted accounting principles for complete financial statements. In the opinion of management, all adjustments (consisting of normal recurring accruals) considered necessary for a fair presentation have been included. Operating results for the three-month and six-month periods ended June 30, 2003 are not necessarily indicative of the results that may be expected for the year ending December 31, 2003. These condensed consolidated financial statements should be read in conjunction with Wavecom’s audited consolidated financial statements and footnotes thereto included in Company’s annual report on Form 20-F for the year ended December 31, 2002.

Concentration of risk

Financial instruments that potentially subject Wavecom to concentrations of credit risk consist principally of cash and cash equivalents and trade receivables.

Wavecom has cash investment policies that limit investments to short-term low-risk instruments. Wavecom’s cash is held principally in euros and United States dollars and concentrated primarily in three major banks in Paris and one major bank in Hong Kong.

As of June 30, 2003, Wavecom sub-contracts the manufacturing and assembly of its products to three suppliers located in France, Romania and China. Wavecom believes that alternate sub-contractors can be identified if the current manufacturers were unable to meet Wavecom’s requirements.

Wavecom sells its products to customers in a variety of industries in three geographic regions: Asia/Pacific, Europe/Middle-East/Africa and North America/South America. Wavecom performs ongoing credit evaluations of its customers and maintains allowances for potential credit losses. To date, such losses have been within management’s expectations. Wavecom generally requires no collateral, but does request advance payments or letters of credit in order to secure payment in certain circumstances.

Accounts receivable (before allowance for doubtful accounts) at June 30, 2003 and December 31, 2002 totaled €44,667,000 and €86,164,000 respectively.

A summary of the activity in the allowance for doubtful accounts is as follows (amounts in thousands) :

	Beginning balance	Additions charged to expenses	Recovered receivables	Ending balance

Year ended December 31, 2002	€328	€119	€204	€243
Six months ended June 30, 2003	243	449	5	687

Sales to customers by geographic region are summarized as follows (in thousands):

	Year ended December 31, 2002	Six months ended June 30,
		2002	2003

China	€396,030	€156,338	€100,841
Korea	47,835	31,812	9,704
Rest of Asia	8,294	4,335	7,415
Europe	61.014	27.938	32.964
Americas	25,082	18,437	2,098
Rest of world	12,834	5,776	4,903
	€551,089	€244,636	€157,925

Geographic region is determined by the customer’s invoice address and may not indicate the final destination of product usage.

Cash and cash equivalents

At December 31, 2002 and June 30, 2003, Wavecom had amounts of €92,826,000 and €93,692,000 respectively, invested in money market accounts with no fixed maturity, earning interest at short-term variable rates. The remaining of the cash and cash equivalents balance consists in current bank accounts. At December 31, 2002 and June 30, 2003, the book value of these cash equivalents approximated their market value.

Short-term and long-term investments

As of December 31, 2002 and June 30, 2003, Wavecom held deposit certificates of €29,264,000 and €34,443,000, respectively. A portion of these investments (€15,112,000 at December 31, 2002 and €20,103,000 at June 30, 2003) were classified as short-term and available-for-sale.  The remainder were classified as long-term as these investments have been designated as security for certain long-term obligations and are not available for use by the Company.  All investments in deposit certificates were carried at cost, which approximated market value, at December 31, 2002 and June 30, 2003.

Accrued royalties

Wavecom’s products are designed to conform to certain wireless industry standards. Certain essential technologies are patented and Wavecom uses these essential technologies under licensing agreements for which Wavecom pays royalties. Wavecom has concluded licensing agreements with five patent holders for technologies deemed to be essential for Wavecom’s products. Wavecom is in the process of negotiating with other patent holders. Wavecom’s management considers that it is probable that these other patent holders may claim that the technology covered by their patents is essential to Wavecom’s products.

The estimated cost of royalties which may be due to other patent holders in connection with their technologies, as well as yet unasserted claims, have been accrued in the financial statements based on a percentage of consolidated product revenues. The ultimate royalty paid by the company may differ from the amounts accrued.

Warranty accrual

The company offers a warranty for all its products. The specific terms and conditions of those warranties vary depending upon the product sold and the customer. Wavecom accrues for the costs of providing warranty service at the time the product is shipped and the sale recorded. The provision is calculated based on a statistical rate which is continually revised for specific warranty issues and actual experience. An additional accrual is recorded to cover known repair risks not included in the statistical provision.

Factors that affect Wavecom’s warranty liability include the number of units sold, historical and anticipated rates of warranty claims, and cost per claim. Wavecom periodically assesses the adequacy of its recorded warranty liabilities and adjusts the amounts as necessary.

2. Inventory

Components of inventory are:

	December 31, 2002	June 30, 2003
	(in thousands)

Purchased components and raw materials	€17,890	€8,402
Finished goods	19,708	20,504
	37,598	28,906
Provision for obsolete inventory	7,393	13,979
	€30,205	€14,927

Purchased components and raw materials reflects inventory held by and legally owned by the contract manufacturers. Wavecom believes that it bears the essential of the risk of ownership of the components to be used for the manufacture of its products, therefore, the balance sheet includes as an asset this stock of components, with a corresponding liability to the contract manufacturer.

At December 31, 2002 and June 30, 2003, the inventory of finished goods also includes €4,440,000 and €6,156,000, respectively, held by contract manufacturers for which Wavecom bears the risk of ownership.

3. Prepaid expenses and other current assets

Prepaid expenses and other current assets include :

	December 31, 2002	June 30, 2003
	(in thousands)

Prepaid expenses	€8,023	€7,056
Other current assets	1,312	3,448
Total prepaid expenses and other current assets	€9,335	€10,504

At June 30, 2003, the other current assets include €1,862,000 relating to the fair market value of derivative financial instruments, as required by Statement of Financial Accounting Standards No. 133 requirements.  The Company began using financial instruments, including options and forward contracts, as part of its hedging program, implemented in January 2003, in order to reduce the exposure of Wavecom to movements in the value of US dollar against the euro.

4. Advance tax payments and recoverable tax assets

At June 30, 2003, Wavecom has recorded income tax pre-payments of estimated amounts due for 2003 of €7,670,000, a research tax credit of €970,000 and carry backs of €3,015,000 of French fiscal losses for the first half of 2003.

5. Other assets

During the first half of 2003, Wavecom entered into a new license agreement for GSM/GPRS essential patents in exchange for a payment of a fixed fee, payable in three installments, covering all past and future royalties due up until December 31, 2008. These long-term prepaid expenses have been recorded in “other assets” and the long-term portion of the payment due has been reported in “Other long-term liabilities”.

6. Other accrued expenses

Other accrued expenses consist principally of accruals for royalties, warranty costs and various other tax and general expense.

	December 31, 2002	June 30, 2003
	(in thousands)

Accrued royalties	€29,214	€32,956
Warranty accrual	3,810	3,476
Other accrued expenses	3,343	5,300

Total	€36,367	€41,732

Changes in accrued royalties, warranty accrual and other accrued expenses during the period are as follows (in thousands):

	Balance at December 31, 2002	Accruals recorded during the period	Settlements made during the period	Changes in liability for pre-existing accruals during the period	Balance at December 31, 2002
Accrued royalties	€29,214	€5,853	€2,111		€32,956
Warranty accrual	3,810	3,543	3,877		3,476
Other accrued expenses	3,343	4,664	1,686	€1,021	5,300

Total	€36,367	€14,060	€7,674	€1,021	€41,732

7. Shareholders’ Equity

At June 30, 2003, 15,215,072 shares were issued and outstanding with a nominal value of €1 per share.

A summary of the activity in outstanding warrants and stock options is as follows:

	Number of underlying shares	Weighted average exercise price per share €	Price range €

Balance at December 31, 2002	2,779,096	48.32	2.29 - 150.72

Granted	369,700	8.25	8.07 - 11.18
Exercised	107,182	3.69	2.29 - 4.57
Cancelled	191,025	47.87	8.07 – 103.23

Balance at June 30, 2003	2,850,589	44,83	2.29 - 150.72

At June 30, 2003, 1,278,938 founders’ warrants, stock options and warrants were exercisable.

8. Income taxes

Income tax benefits at December 30, 2002 and June 30, 2003 are due to research tax credits and, in 2003, the loss carryback generated by the French parent company. At June 30, 2003, Wavecom has recorded a research tax credit of €970,000 and a carryback of €3,015,000.

9. Commitments and contingencies

Operating leases

Wavecom leases its facilities under operating leases that expire through July 2011. Future minimum lease payments under operating leases, excluding common area maintenance charges and inflation escalation, due for the years ending December 31, are as follows (in thousands) :

2003 (from July 1 to December 31)	€5,694
2004	10,750
2005	10,082
2006	9,883
2007	9,521
Thereafter	24,464

In 2003, Wavecom decided to vacate certain of its premises in order to consolidate all Paris-based personnel in one location. The operating lease commitments include a total of approximately €14 million in commitments under the three leases related to office space being vacated during 2003.  At June 30, 2003, Wavecom has recorded a provision for estimated loss of €545,000 related to the first two facilities vacated prior to June 30, 2003 and management expects to record an additional €3 million estimated provision related to the third and largest facility in the third quarter of 2003.  The Company is actively seeking subtenants for the three former sites.

10. Employees

Wavecom’s salaried personnel totaled 692 at June 30, 2003, compared with 666 at December 31, 2002.

OPERATING AND FINANCIAL REVIEW

The following discussion of our financial condition and results of operations should be read in conjunction with our consolidated financial statements and the related notes, all of which are available on the Wavecom corporate website (www.wavecom.com : the information on our website is not incorporated by reference into this document and should not be considered to be a part of this document. Our website address is included in this document as an inactive textual reference only). Our second quarter and half year financial results included in this discussion have been prepared in accordance with U.S. GAAP. This discussion includes forward-looking statements based on assumptions about our future business. Our actual results could differ materially from those contained in the forward-looking statements.

Results of Operations for the three-month and six-month periods ended June 30, 2003 compared to the three-month and six-month periods ended June 30, 2002

Revenues

In the six months ended June 30, 2003, total revenues decreased by 35% to €157,925,000 from €244,636,000 compared to the first six months of 2002. Product revenues represented 98.9% of total revenues in the first half of 2003 compared to 99.8% in the first half of 2002.  Sales of WISMO modules accounted for 90% of total product sales in the first half of 2003, compared to 92% in the same period in 2002.

In the second quarter of 2003 total revenues decreased by 49% to €69,939,000 from €136,016,000 in the second quarter of 2002. Product revenues represented 98.8% of total revenues in the second quarter of 2003 compared to 99.8% in the second quarter of 2002.  Sales of WISMO modules accounted for 89% of total product sales in the second quarter of 2003, compared to 93% in the same period in 2002.

The decrease in product revenues in 2003 is due to lower volumes, lower average selling prices and the decline of the US dollar versus the euro compared to 2002. Nearly all of Wavecom’s sales from Asia-Pacific and the Americas are denominated in U.S. dollars whereas the Company’s reporting currency is euros. Therefore movements between these two currencies impact Wavecom’s reported financial results.

We continued to diversify our customer portfolio in an effort to reduce our reliance on a small number of major customers.

During the first half of the year, two of our customers each represented more than 10% of revenues.  Both of these customers are located in the Asia-Pacific region and in the mobile telephone market.  Our top ten customers in the first half of 2003 together represented 83% of total revenues compared to 92% in the first half of 2002.  No single customer represented more than one-third of revenues in the first half of 2003, whereas our largest customer was in excess of 60% of revenues in the first half of 2002.

During the second quarter, three of Wavecom’s customers each represented more than 10% of revenues.  All of these customers are located in the Asia-Pacific region. Two of these customers are in the mobile telephone market and one is a distributor selling mainly into machine-to-machine applications. Wavecom’s top ten customers in the second quarter together represented 88% of total revenues; of these, four were from the Asia-Pacific region, five were from the Europe, Middle East and Africa region, and one is a global distributor covering several different geographic areas. No single customer represented more than one-third of revenues.

Cost of revenues

Cost of goods sold.  Cost of goods sold consists primarily of the cost of components, our manufacturers’ charges and provisions for royalty and warranty expense.

In the first half of 2003, cost of goods sold reached €101,234,000 down from €175,570,000 in the first half of 2002. Our gross profit on product sales in the six months ended June 30, 2003 was €55,016,000 (35.2% of product revenues) compared to €68,540,000 (28.1% of product revenues) in the same period in 2002.

In the second quarter of 2003, cost of goods sold reached €44,016,000 down from €96,112,000 in the second quarter of 2002. Our gross profit on product sales in the three months ended June 30, 2003 was €25,054,000 (36.3% of product revenues) compared to €39,640,000 (29.2% of product revenues) in the same period in 2002.

Wavecom’s ability to maintain gross margin levels on lower revenues and in the face of declining average selling prices (a decrease of 27% from the second quarter 2002 to the second quarter 2003) reflects careful management of the Company’s contract manufacturers,  continuing overall soft market for components and ongoing improvements in the production process.  The addition of a contract manufacturer located in China also contributed to a lower cost structure in 2003 whereas all product assembly was performed in Europe in the first half of 2002.

Cost of services.

Year-to-date cost of providing services was basically flat compared to the first half of 2002 at €1,903,000. We realized a loss from services of €228,000 in the first half of 2003 compared to a €1,315,000 loss from services in 2002.

Second quarter cost of providing services was slightly down compared to the second quarter of 2002 at €548,000. We realized a profit from services of €321,000 in the second quarter of 2003 compared to a loss of €448,000 loss from services in 2002.

The variability in gross profit or loss on services reflects the fact that we expense all development service costs as incurred, while we recognize service revenue only when the project is complete and the services have been accepted by the customer.

Operating expenses

Research and development.  We spent €33,201,000 (21% of revenues) on research and development in the first half of 2003 compared to €27,597,000 (11.3% of revenues) in the same period in 2002, a 20.3% increase in absolute terms.

We spent €16,490,000 (24% of revenues) on research and development in the second quarter of 2003 compared to €14,925,000 (11% of revenues) in the same period in 2002, translating to an increase of  10.5% in absolute terms.

The increase in our research and development spending compared to 2002 reflects, in part, the development efforts related to new WISMO modules as we began to expand our product line and improve software interfaces and development tools.  2003 spending also reflects increased costs related to the development of our own baseband and related components to be used in hardware platforms to be launched in the second half of 2003.

Sales and marketing.  Sales and marketing expenses in the six months ended June 30, 2003 totaled €17,920,000 (11.3% of revenues) compared to €9,072,000 (3.7% of revenues) in the same period in 2002 (a 98% increase).

Sales and marketing expenses in the three months ended June 30, 2003 totaled €8,668,000 (12.4% of revenues) compared to €5,166,000 (3.8% of revenues) in the same period in 2002 (a 67.8% increase ).

This increase of sales and marketing expenses in 2003 reflects an increase in our presence in the Asia-Pacific and U.S. markets through our local sales offices, increases in the level of spending at tradeshows and increases in sales commissions to outside agents following a change in the channel structure in Asia in late 2002. Furthermore, following a decision taken mid-2002 to take steps to increase Wavecom’s visibility in key markets, we launched our first major print advertising campaign in the fourth quarter of 2002, which continued throughout the first half of 2003, resulting in increased advertising expenditures compared to the first half of 2002.

General and administrative.  General and administrative expenses increased 70% from €10,720,000 (4.4% of revenue) in the first half of 2002 to €18,249,000 (11.6% of revenues) in 2003.

General and administrative expenses increased 60% from €5,984,000 (4.4% of revenue) in the second quarter of 2002 to €9,599,000 (13.7% of revenues) in 2003.

The overall increase in personnel and in the volume of business over the course of 2002, led us to reinforce the finance and support services.  The increase in G&A spending, therefore, reflects the strengthening of the finance and administrative team at headquarters and in the Asia-Pacific region, reinforcement of the information systems group and related capital expenditures, and costs associated with consolidating Wavecom’s Paris-based employees into offices in one building, moving from three separate sites.

General and administrative expenses in the second quarter included a provision for loss on the exit of the first two facilities in the amount of €545,000.  The third and largest site was vacated during the month of July 2003 and will result in an estimated €3 million provision for loss on the exit of the facility being recorded in the quarter ending September 30, 2003.

In addition, a significant provision for bad debts was recorded in the second quarter of 2003 whereas we had no major bad debt experience in 2002.

Our global headcount grew to approximately 880 at June 30, 2003, up from 725 at June 30, 2002. Our headcount figures include salaried employees as well as independent contractors.

Other income (expense)

Interest income, net.  We recorded net interest income of  €1,547,000 in the first half of 2003, compared to €1,217,000 in the same period in 2002 and net interest income of  €694,000 in the second quarter of 2003, compared to €689,000 in the same period in 2002.  This  is due to the higher average level of cash during the first half of 2003 versus 2002, partly offset by lower interest rates.

Foreign exchange gain (loss).  We had a net foreign exchange loss of €1,167,000 in the six months ended June 30, 2003 compared a net loss of €8,130,000 in the same period in the prior year.  We had a net foreign exchange loss of €245,000 in the three months ended June 30, 2003 compared €8,415,000 in the same period in the prior year

In January 2003, we implemented a hedging program in order to reduce our exposure to movements in the value of the U.S. dollar against the euro. The hedging program involves the use of forward contract as well as put and call options to hedge estimated future cash flows.

Income tax expense (benefit).  Our €3,839,000 net tax benefit in the first half of 2003 (€1,431,000 in the first half of 2002), with €2,168,000 net tax benefit in the second quarter of 2003 (€741,000 in the second quarter of 2002), represents principally French research tax credits and French tax carrybacks, offset slightly by tax expense in certain jurisdictions.

Liquidity and capital resources

We had positive cash flow from operating activities of €7,141,000 in the six-month period ended June 30, 2003 compared to €5,230,000 in the first six months of 2002 and €41,867,000 in the year ended December 31, 2002.

We had working capital (defined as current assets less current liabilities) of €90,182,000 at June 31, 2003, down from €105,418,000 at December 31, 2002.

At June 30, 2003, our debt and capital lease obligations (including the current portion), amounted to €1,632,000, compared to debt and capital lease obligations of €501,000 at the end of 2002. We had €130,886,000 in cash, cash equivalents and short-term investments at June 30, 2003 compared to €134,528,000 at December 31, 2002.

At June 30, 2003, we had commitments outstanding to purchase approximately €3.3 million in fixed assets, which were expected to be placed in service during the second half of 2003. Our future capital requirements, the timing and amount of expenditures, and the adequacy of funds available to us will depend on our success in developing and selling new and existing products, as well as technological and market developments in the wireless communications industry and on other factors, such as headcount growth. Based on our current plans, we believe that existing cash and cash flows generated by operations will be adequate to satisfy our capital requirements at least through 2003.

At June 30, 2003, we had purchase commitments with our third-party manufacturers for future deliveries of products, principally during the third and fourth quarters of 2003. These purchase commitments totaled approximately €43.2 million.

Results of Wavecom SA

For the first half of 2003, the parent company, Wavecom SA, reported total revenues of €163,575,000 including €110,298,000 of intercompany revenues) compared to €250,221,000 for the first half of 2002 (including €197,218,000 of intercompany revenues).

The operating results for the first half of 2003 amounted to a loss of €9,989,000 compared to a profit of €27,369,000 for the same period in 2002. The result before tax was a loss of €10,093,000 compared a profit of €11,096,000 for the first half of 2002. The net loss for the first six month of 2003 amounted to €6,129,000 versus a profit of €11,053,000 for the same period in 2002.

Events of the first half 2003

In February 2003, Wavecom SA created a new subsidiary in the United Kingdom: Wavecom Northern Europe, Ltd.

On February 12, 2003 Wavecom SA based on the Board of Director’s decision, launched its share buyback program of a maximum of 1,400,000 ordinary shares, representing 9.45% of the capital. At June 30, 2003, Wavecom SA owned 156,345 shares for a total amount of €1.312.215.

In May 2003, Wavecom entered into a license agreement with Thomson Licensing S.A., as exclusive agent for Alcatel, granted us a license to use GSM/GPRS essential patents that Alcatel owns or develops for the GSM/GPRS standard in exchange for our payment to Thomson of a fixed fee covering all past and future royalties due up to December 3, 2008.

Statutory Auditors’ Review Report on the Consolidated Interim Financial

Statements

(Free translation of the French original)

In our capacity as statutory auditors of Wavecom, and in accordance with Article L.232-7 of French Company Law (Code de Commerce), we have performed the following procedures:

•                   a review of the accompanying summary of operations and income statement as they appear in the consolidated interim financial statements of Wavecom  for the six-month period ended June 30, 2003,

•                   an examination of the information provided in the Company’s interim report.

These interim consolidated financial statements are the responsibility of the Board of Directors. Our responsibility is to issue a report on these financial statements based on our review.

We conducted our review in accordance with French professional standards. These standards require that we plan and perform the review to obtain moderate assurance, lesser than that which would result from an audit, as to whether the consolidated  interim financial statements are free from material misstatement.  The review excluded certain audit procedures and was limited to performing analytical procedures and to obtaining information from Company management and other appropriate sources.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying interim consolidated financial statements do not present fairly, in all material respects, the financial position of the Group and the results of its operations for the period then ended in conformity with French accounting principles.

We have also examined, in accordance with French professional standards, the information contained in the interim report on the consolidated interim financial statements that were the subject of our review.

We have nothing to report with respect to the fairness of such information and its consistency with the consolidated interim financial statements.

Paris, July 25, 2003

Statutory auditors

ERNST & YOUNG	ROUER, BERNARD, BRETOUT
Represented by	Represented by
Jean-Yves JEGOUREL	Philippe ROUER

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

WAVECOM S.A.

Date: October 02, 2003	By:	/s/ Deborah Choate
Deborah Choate
Chief Financial Officer